Exhibit 99.2

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Form of Proxy - Special Meeting of Shareholders to be held on January 31, 2023 01VD0A This Form of Proxy is solicited by and on behalf of Management. Fold Fold CONTROL NUMBER VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Special Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 4:00 pm, Toronto time, on January 27, 2023. To Vote Using the Telephone • Call the number listed BELOW from a touch tone telephone. To Vote Using the Internet • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. To Virtually Attend the Meeting • You can attend the meeting virtually by visiting the URL provided on the back of this document and following the instructions set out in the Management Information Circular accompanying this document. Mr A Sample Designation (if any) Add1 Add2 add3 add4 add5 add6 C1234567890 XXX 000001 COMMON SHARES CPUQC01.E.INT/000001/i1234 123456789012345 Holder Account Number Security Class 1-866-732-VOTE (8683) Toll Free

346359 01VD1A Fold Fold XXX 123 AR0 Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. MM / DD / YY Date Signature(s) I/We being holder(s) of securities of Yamana Gold Inc. (the “Corporation”) hereby appoint: Peter Marrone, Executive Chairman, or failing this person, Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary (the “Management Nominees”) Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. OR as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Special Meeting of shareholders of the Corporation to be held in person at the Design Exchange, Toronto- Dominion Centre, 234 Bay St, Toronto, ON and online at https://web.lumiagm.com/497366151 on January 31, 2023 at 1:00 p.m., Toronto time, and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. Note: If completing the appointment box above and you or your appointee intend on attending online YOU MUST go to http://www.computershare.com/Yamana prior to 4:00 p.m., Toronto time, on January 27, 2023 and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. If the appointee is attending the meeting in person, this step is NOT required. 1. Arrangement Resolution To consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List), and if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Schedule A to the accompanying management information circular of Yamana Gold Inc. (“Yamana”) dated December 20, 2022 (the “Circular”) to approve a plan of arrangement under section 192 of the Canada Business Corporations Act involving, among others, Yamana, Pan American Silver Corp. (“Pan American”) and Agnico Eagle Mines Limited (“Agnico”) in accordance with the terms of the arrangement agreement dated November 4, 2022 among Yamana, Pan American and Agnico (as amended, supplemented or otherwise modified from time to time), as more particularly described in the Circular. For Against C1234567890 MR SAM SAMPLE YAMQ 999999999999 XXXX